UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 13, 2004

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes    X            No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

FOR IMMEDIATE RELEASE	Thursday, May 13, 2004
(No.2004-05-12)

CARMANAH BREAKS 800 UNIT MILESTONE FOR  SOLAR-POWERED

LED CROSSWALK SYSTEMS INSTALLED IN THE UK AND EUROPE

Vancouver, British Columbia, Canada – Thursday, May 13, 2004 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that it has sold an additional $110,000 worth of its "Dual Flash IQ" solar-powered LED crosswalk lighting systems through its U.K. distribution partner, Solagen Ltd.  Since introducing the technology in July 2001, Carmanah has now sold approximately 870 Dual Flash IQ crosswalk flashers to over 40 transportation authorities in the U.K. and Europe through Solagen.

"We are pleased with the ongoing interest in our technology in the U.K. market," said Art Aylesworth, Carmanah's CEO. "Widespread field trials in the past few years are starting to pay off as cities discover our cost advantages over hard-wired lighting.  We are now poised to reproduce this success in the North American market."

The Dual Flash IQ units are school crossing flashers, also known as "waggers" or "wig-wags" by British street lighting engineers, that are placed 50 meters from school crossings to warn approaching traffic that children may be crossing the road ahead.  Using Carmanah's signature solar/LED technologies, the Dual Flash IQ products were introduced into the U.K. and European markets for extensive field trials in 2001.  In April 2002, they were voted runner up in the category "INNOVATIONS: Contribution to Sustainability" at the UK Lighting Industry Design Awards.  In September 2002, they became the only solar-powered, LED-illuminated wagger to receive official "Type Approval" from the U.K. Highways Agency - a critical step for widespread use.

In February of this year, Carmanah's introduced its crosswalk technology to North America as the Model R829 School Zone Beacon and the Model R820 Pedestrian Beacon. The City of Victoria, British Columbia, became the first North American city to install the R820, the latest in a series of Carmanah road lighting innovations to come to North America following early success in the U.K.

Carmanah's self-contained solar-powered crosswalk beacons can be installed in just 30 minutes and for as little as one-tenth the cost of conventionally powered lights, with no cabling, trenching or electrical connections required. Once installed, they operate for up to eight years with no operational or maintenance costs. Carmanah's proprietary MicroSource™ electronics ensure reliable operation virtually anywhere in the world by automatically tuning light output and charging to local environmental conditions.  To operate reliably, the lights require only two hours of peak sunlight per day and have the capacity to operate up to 30 days without additional solar charging.  The high-efficiency LEDs have a lifespan of at least 100,000 hours, or approximately 40 years of operation.

For more information about Carmanah's full line of solar-powered LED roadway and construction lighting, visit www.roadlights.com.

About Carmanah

Carmanah is an award winning alternative energy manufacturer specializing in patented solar-powered LED lighting solutions for the roadway, transit, marine, aviation, railway and industrial worksite markets.  The Company currently has more than 90,000 units installed in 110 countries.  The shares of Carmanah Technologies Corporation (parent company) are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com .

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Carmanah Contacts: Mr. Praveen Varshney, Director Tel: (604) 629-0264 Toll-Free: 1-866-629-0264 investors@carmanah.com	Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in our Annual Report for the fiscal year ended December 31, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in our Annual Information Form dated December 31, 2002, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  We do not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone: (604) 629-0264  Toll Free: 1-866-629-0264  Fax: (604) 682-4768   e-mail: investors@carmanah.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Carmanah Technologies Corporation

            (Registrant)

           “Peeyush K. Varshney”

Date: May 13, 2004

                 _____________________________________

          Mr. Peeyush K. Varshney, Corporate Secretary